Exhibit 10(i)

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("***Agreement***") is made as of January 23, 2006, by and among Scott M. Wood, Steven A. Wood, individually and as Trustees on behalf of the Trusts listed as shareholders on Schedule 2.1 ("Sellers"), IAC Holding Corp. ("Buyer") and Independence Holding Company ("IHC").

RECITALS

WHEREAS, Sellers own 100% of the outstanding capital stock of Insurers Administrative Corporation, an Arizona corporation (" Company"), and Interlock Corporation, an Arizona corporation ("Interlock"; collectively with the Company, the "Acquired Companies"); and

WHEREAS, Buyer wishes to purchase, and the Sellers wish to sell, all of the outstanding capital stock of the Acquired Companies, on the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1.   DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1 (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"***2004 Financial Statements***"—as defined in Section 3.4.

 "***Accounts Receivable***"—as defined in Section 3.7.

"***Acquired Companies***"—as defined in the Recitals of this Agreement.

"***Acquired Company Benefit Plans***"—as set forth in Section 3.11.

"***Affiliate***"—as to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such first Person. For the purposes of this Agreement, a Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management, policies and/or decision making of such other Person, whether through the ownership of voting securities, by contract or otherwise.

"***Agreement***"—as defined in the first paragraph hereof.

"***Applicable Contract***"—any Contract (a) under which any Acquired Company has or may acquire any rights, (b) under which any Acquired Company has or may become subject to any obligation or liability, or (c) by which any Acquired Company or any of the assets owned or used by it is or may become bound.

"***Benefit Plan***"—any plan, program, policy, practice, Contract, agreement or other arrangement providing for compensation, loans, severance, termination pay, pension benefits, retirement benefits, deferred compensation, salary continuation, performance awards, stock or stock-related awards, fringe benefits, health, dental, vision, life, disability, sabbatical, or accidental death and dismemberment benefits, or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded.

"***Best Efforts***"—the efforts that a prudent Person desirous of achieving a result would use in similar circumstances.

"***Breach***"—a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

"***Business Day***"—any day that is not Saturday, Sunday or a day on which banks are required or permitted to be closed in the state of New York.

"***Buyer***"—as defined in the first paragraph of this Agreement.

"***Closing***"—as defined in Section 2.3.

"***Closing Date***"—the date and time as of which the Closing actually takes place.

"***Code***"—the Internal Revenue Code of 1986, as amended, or any successor law, and, where appropriate, U.S. Treasury regulations issued thereunder.

"***Company***"—as defined in the Recitals of this Agreement.

"***Competing Business***"—as defined in Section 3.21.

"***Consent***"—any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

"***Contemplated Transactions***"—all of the transactions contemplated by this Agreement, including:

(a)   the sale of the Shares by Sellers to Buyer;

(b)   the execution, delivery, and performance of the Releases and the Escrow Agreement;

(c)   the performance by Buyer and Sellers of their respective covenants and obligations under this Agreement; and

(d)   Buyer's acquisition and ownership of the Shares and exercise of control over the Acquired Companies.

"*Contract*"—any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

"*Damages*"—as defined in Section 9.2.

"*Encumbrance*"—any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"*Environmental Law*"—any applicable foreign, federal, state, or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy or rule of common law now in effect, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment in each case, to the extent binding, relating to the environment, public health and safety, or hazardous materials, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act, 42 USC §6901 et seq.; the Resource Conservation and Recovery Act, 42 USC §6901 et seq.; the Federal Water Pollution Control Act, 33 USC §1251 et seq.; the Toxic Substances Control Act, 15 USC §2601 et seq.; the Clean Air Act, 42 USC §7401 et seq.; the Safe Drinking Water Act, 42 USC §3803 et seq.; the Oil Pollution Act of 1990, 33 USC §2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 USC §1101 et seq.; the Hazardous Material Transportation Act, 49 USC §1801 et seq.; and the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it regulates occupational exposure to hazardous materials); any state or local counterparts or equivalents, in each case as amended from time to time.

"*ERISA*"—the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

"*ERISA Affiliate*"— with respect to any Seller, any trade or business (whether or not incorporated) which, together with the Company, is treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

"*Escrow Agent*" "—as defined in Section 2.3 (c)

"*Escrow Agreement*" —as defined in Section 2.3 (c)

"*Escrow Fund*"—as defined in Section 2.3(c).

"*GAAP*"—generally accepted United States accounting principles.

"*Governmental Authorization*"—any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"*Governmental Body*"—any:

(a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign, or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(d) multi-national organization or body; or

(e) body exercising or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"*IHC Shares*" —as defined in Section 2.1.

"*Indemnified Persons*"—as defined in Section 9.2.

"*Indemnifying Persons*"—as defined in Section 9.2.

"*Intellectual Property*"— (i) inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending patent application or applications, (ii) ideas and conceptions of potentially patentable subject matter, including, without limitation, any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending patent application or applications, (iii) patents, (iv) trademarks, (v) copyrights, (vi) software, (vii) trade secrets and confidential, technical or business information (including ideas, formulas, compositions, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice), (viii) technology (including know-how and show-how), manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (ix) copies and tangible embodiments of all the foregoing, in whatever form or medium, (x) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, (xi) all rights of the Acquired Companies to sue and recover and retain damages and costs and attorneys' fees for present and past infringement of any of the Intellectual Property rights hereinabove set out and (xii) all rights to use or possess the Intellectual Property of any other Person.

"*Interim Period Financial Statements*"—as defined in Section 3.4.

"***IRS***"—the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

"***Knowledge***": an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

(a) such individual is actually aware of such fact or other matter; or

(b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

"***Legal Proceeding***"—any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

"***Legal Requirement***"—any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"***Material Adverse Effect***" or "***Material Adverse Change***" —any effect or change that would be materially adverse to the business of the Acquired Companies, taken as a whole, or to the ability of any Party to consummate timely the Contemplated Transactions; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of the Acquired Companies, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, of the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in the United States generally accepted accounting principles, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Body, or (6) the taking of any action contemplated by this Agreement and other agreements contemplated hereby, (b) any existing event, occurrence, or circumstance with respect to which Buyer has Knowledge as of the date hereof, and (c) any adverse change in or effect on the business of the Acquired Companies that is cured by Sellers before the earlier of the Closing Date or the date on which this Agreement is terminated pursuant to Section 7 hereof.

"***Order***"—any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitration panel.

"***Ordinary Course of Business***"—an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

"***Organizational Documents***"—(a) the articles or certificate of incorporation and the bylaws of a corporation; (b) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (c) any amendment to any of the foregoing.

"***Person***"—any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"***Purchase Price***"—as defined in Section 2.1.

"***Related Person***"—with respect to a particular individual:

(a)   each other member of such individual's Family;

(b)   any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

(c)   any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

(d)   any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a)   any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(b)   any Person that holds a Material Interest in such specified Person;

(c)   each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

(d)   any Person in which such specified Person holds a Material Interest;

(e)   any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

(f)   any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse and former spouses, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

"*Releases*"—as defined in Section 2.2(a)(ii).

"*Representative*"—with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"*Salary Continuation Agreements*" — those certain agreements entered into before December 31, 2005 between the Company and such members of senior management as listed in Schedule SCA, providing for salary continuation beyond active full-time employment.

"*Section 3.15 Documents*"—as defined in Section 3.15.

"*Securities Act*"—the Securities Act of 1933, and regulations and rules issued pursuant to that Act.

"*Sellers*"—as defined in the first paragraph of this Agreement.

"*Sellers' Closing Documents*"—as defined in Section 3.2(a).

"*Shares*"—as defined in Section 2.1.

"*Shareholders' Representative*"—Mr. Scott M. Wood.

"*Tax*"—any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body payable pursuant to any tax sharing agreement, contract or other arrangement, or imposed or that arise or are payable as a result of successor or transferee liability or otherwise.

"***Tax Reserve***"—the amounts respectively reserved for the payment of taxes on the books of the Acquired Companies, on a consolidated basis with respect to the Company's subsidiaries, on the Closing Date.

"***Tax Returns***"—any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

"***Threatened***"—a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

2.   SALE AND TRANSFER OF SHARES; CLOSING

2.1   SHARES

Subject to the terms and conditions of this Agreement, including, without limitation, the terms of the Escrow Agreement provided for Section 2.3(c), and in reliance upon the representations, warranties and agreements contained herein, the Sellers will sell and transfer to Buyer at the Closing and Buyer will purchase from the Sellers at the Closing, all of the voting and nonvoting shares of the common stock, of the Acquired Companies as is indicated on Schedule 2.1 to this Agreement ("Shares"), for $29.4 million, consisting of $21.36 million cash and $8.04 million in the common stock of IHC, par value $1.00 per share, ("***IHC Shares***"), valued at $18.00 per share for purpose of this Section ("Purchase Price"), to be allocated and distributed as set forth on Schedule 2.1.

(a)   IHC Shares Price Protection

At any time from the first anniversary of the Closing Date to the second anniversary of the Closing Date, each of Stephen A. Wood and Scott M. Wood will have the right to require IHC or its designee to purchase for cash at $17.00 per share as follows: (i) up to 111,111 IHC Shares from Scott M. Wood or from one or more trusts controlled by Scott M. Wood that hold IHC Shares, and (ii) up to 83,332 IHC Shares from Stephen A. Wood or from one or more trusts controlled by Stephen A. Wood that hold IHC Shares. None of the IHC Shares subject to the price protection described in this Section 2.1 (a) shall be placed in the escrow described in Section 2.3 (c).

2.2 CLOSING

The purchase and sale (the "*Closing*") provided for in this Agreement will take place remotely via the exchange of documents and signatures at the Company's offices at 9am local time, on January 31, 2006, or at such other time and place as the parties may agree. Subject to the provisions of Section 7, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

2.3 CLOSING OBLIGATIONS

At the Closing:

(a)   Sellers will deliver to Buyer:

(i)   **Stock Certificates**: certificates representing the Shares, free and clear of all Encumbrances duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer;

(ii)   **Sellers Release**: releases in the form of Exhibit 2.3(a)(ii) executed by Sellers (collectively, "*Releases*"); and

(iii)   **Closing Certificate**: a certificate executed by Sellers in the form of Exhibit 2.3(a)(iii) representing and warranting to Buyer that each of Sellers' representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date and that Sellers have performed and complied with all of the terms, covenants, provisions and conditions to be performed and complied with by Sellers at or before the Closing.

(iv)   **Legal Opinion**: Counsel to the Sellers shall have delivered to the Buyer a legal opinion addressing such customary and appropriate matters as Counsel to the Sellers and the Buyer may agree, but in any event including, without limitation, affirmative opinions as to: (i) the authority of the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby; (ii) the binding nature of this Agreement with respect to the Sellers; and (iii) that the title of the Sellers to the Shares is unencumbered, to the Knowledge of Counsel to the Sellers.

(b)   Buyer will deliver to each Seller the amount of cash consideration set forth next to such Seller's name on Schedule 2.1 hereto by wire transfer in accordance with written transfer instructions delivered to Buyer by each such Seller prior to Closing.

Further, at the Closing, IHC shall transfer to each Seller such number of IHC Shares as set forth next to such Seller's name on Schedule 2.1 hereto, free and clear of any liens, options, charges, restrictions, claims or encumbrances of any nature, provided, however, that the certificates representing such shares shall bear customary legends limiting their resale in the absence of an effective registration under the Securities Act.

(c)   There shall be placed in escrow with J.P. Morgan Trust Company, N.A. ("*Escrow Agent*") 83,332 IHC Shares (the "*Escrow Fund*"), with each of Scott M. Wood and Stephen A. Wood contributing half of such escrowed shares from their respective portion of Purchase Price, provided that should the trading price at the New York Stock Exchange of IHC common stock fall below $18 per share, Sellers will not be obligated to provide further funding to the escrow. Such escrowed shares shall be delivered by Buyer to the Escrow Agent at the Closing and shall be held and delivered by the Escrow Agent in accordance with the terms and provisions of a Escrow Agreement in a form to be mutually agreed upon ("*Escrow Agreement*"), which Escrow Agreement, Buyer, Sellers, Shareholders' Representative, and Escrow Agent shall execute and deliver at the Closing.

3.   REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth on the Disclosure Schedule, which shall qualify the representations and warranties set forth in this Section 3, and which shall be organized in Parts corresponding to the numbering in this Section 3, the Sellers, jointly and severally, hereby represents and warrants to, and for the benefit of, Buyer, as follows:

3.1   ORGANIZATION AND GOOD STANDING

(a)   Part 3.1 of the Disclosure Schedule contains a complete and accurate list for each Acquired Company of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each). Each Acquired Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. Each Acquired Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b)   Buyer has received copies of the Organizational Documents of each Acquired Company, as currently in effect.

3.2   AUTHORITY; NO CONFLICT

(a)   This Agreement constitutes the legal, valid, and binding obligation of Sellers , enforceable against Sellers in accordance with its terms. Upon the execution and delivery by Sellers of the Escrow Agreement and the Releases (collectively, the "*Sellers' Closing Documents*"), the Sellers' Closing Documents will constitute the legal, valid, and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms. Sellers have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Sellers' Closing Documents and to perform their obligations under this Agreement and the Sellers' Closing Documents.

(b)   Except as set forth in <u>Part 3.2</u> of the Disclosure Schedule, to the Knowledge of each Seller, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)   contravene, conflict with, or result in a violation of any provision of the Organizational Documents of the Acquired Companies;

(ii)   contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any Acquired Company or either Seller, or any of the assets owned or used by any Acquired Company, may be subject;

(iii)   contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or any of the assets owned or used by, any Acquired Company;

(iv)   cause Buyer or any Acquired Company to become subject to, or to become liable for the payment of, any Tax;

(v)   cause any of the assets owned by any Acquired Company to be reassessed or revalued by any taxing authority or other Governmental Body;

(vi)   contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(vii)   result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any Acquired Company.

(c)   Except as set forth in <u>Part 3.2</u> of the Disclosure Schedule, to the Knowledge of each Seller, neither any Seller nor any Acquired Company is, or will be, required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3   CAPITALIZATION

(a)   The authorized capital stock of each Acquired Company is as set forth on <u>Part 3.3</u> of the Disclosure Schedule. The outstanding capital stock of each Acquired

Company is as set forth on <u>Part 3.3</u> of the Disclosure Schedule. All of the outstanding shares of capital stock of each Acquired Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on <u>Part 3.3-(1)</u>, none of the Acquired Companies owns, or has any Contract to acquire, any equity security or other security of any Person or any direct or indirect equity or ownership interest in any other business. Except as set forth on <u>Part 3.3</u> of the Disclosure Schedule, there are no authorized or outstanding securities of any Acquired Company. No Acquired Company is party to any Contract relating to the issuance, sale, or transfer of any equity security or other security of any Acquired Company. No legend or other reference to any purported Encumbrance appears upon any certificate representing capital stock of any Acquired Company.

(b)   Each Seller is the record and beneficial owner and holder of such shares of capital stock of the Acquired Companies, and in such amounts, as set forth on <u>Schedule 2.1</u>, free and clear of all Encumbrances or restrictions on transfer (other than restrictions under the Securities Act and state securities laws). None of the outstanding equity securities or other securities of any Acquired Company was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth on <u>Part 3.3-(2)</u> of the Disclosure Schedule, no Seller is a party to any option, warrant, purchase right or other Contract that would require such Seller to sell, transfer or otherwise dispose of any of the Shares. No Seller is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Shares.

3.4   FINANCIAL STATEMENTS

Buyer has received the audited consolidated financial statements of the Company (balance sheets, statements of income and accumulated deficit and statements of cash flows, together with the notes thereto) for the fiscal year ended December 31, 2004 (the "***2004 Financial Statements***"). The 2004 Financial Statements are complete and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other, including, without limitation, with respect to reserves. The 2004 Financial Statements fairly present in all material respects the financial condition, operating results and cash flows of the Company and its consolidated Subsidiaries as of December 31, 2004 and for the year then ended in accordance with GAAP. Buyer has also received the unaudited consolidated financial statements of the Company (balance sheet and statement of operations) for the three (3) months ended September 30, 2005 (the "***Interim Period Financial Statements***"). The Interim Period Financial Statements are complete and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other, including, without limitation, with respect to reserves. The Interim Period Financial Statements fairly present in all material respects the operating results of the Company and its consolidated subsidiaries as of September 30, 2005 and for the three (3) months then ended in accordance with GAAP, including, without limitation, with respect to reserves. Notwithstanding anything in this Section 3.4 to the contrary, Buyer is fully aware of the Company's Salary Continuation Agreements and that the Company's Financial Statements and the Interim Period Financial Statements do not reflect any liability of the Company in respect to the Salary Continuation Agreements.

3.5 BOOKS AND RECORDS

The books of account, minute books and stock record books of the Acquired Companies, all of which have been made available to Buyer, are complete and correct. The minute books of the Acquired Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Acquired Companies, and no meeting of any such stockholders, Boards of Directors, or committee has been held for which minutes have not been prepared and included in such minute books. At the Closing, all of such books and records will be in the possession of the Acquired Companies.

3.6 TITLE TO ASSETS;

(a) Each Acquired Company owns, and has good, valid and marketable title to, all assets purported to be owned by it, including: (i) all of the Acquired Companies' rights under the Applicable Contracts and (ii) all other assets reflected in the Acquired Companies' books and records as being owned by the respective Acquired Company, with the exception of leased property recorded as assets on the Acquired Companies' books and records because of GAAP requirements related to capital leases. Except as set forth on Part 3.6 of the Disclosure Schedule, all of such assets are owned by the Acquired Companies free and clear of any Encumbrances, except for any lien for current taxes not yet due and payable.

(b) The assets of the Acquired Companies constitute all the assets, properties, rights and goodwill necessary to carry on the business of the Acquired Companies as conducted as of the date of this Agreement and as anticipated to be conducted as of the Closing Date. Except for this Agreement, no Acquired Company has any Contract, absolute or contingent (i) to effect any acquisition transaction for control of any Acquired Company or (ii) to sell or otherwise transfer any assets of any of the Acquired Companies, except in the Ordinary Course of Business. All material tangible assets which are owned, leased or used by the Acquired Companies are in good operating condition and repair, subject to normal wear and tear.

(c) All leases and licenses to the assets used by any Acquired Company are valid and enforceable in accordance with their terms against the parties thereto.

3.7 ACCOUNTS RECEIVABLE

All accounts receivable of the Acquired Companies that are reflected on the 2004 Financial Statements or the Interim Period Financial Statements or on the accounting records of the Acquired Companies as of the Closing Date (collectively, the "*Accounts Receivable*") represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the 2004 Financial Statements or the Interim Period Financial Statements or on the accounting records of the Acquired Companies as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Interim Period Financial

Statements represented of the Accounts Receivable reflected therein and will not represent a Material Adverse Change in the composition of such Accounts Receivable in terms of aging). Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within ninety days after the day on which it first becomes due and payable. There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

3.8   NO UNDISCLOSED LIABILITIES

Except as set forth in Part 3.8 of the Disclosure Schedule, to the Knowledge of each Seller, the Acquired Companies have no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations fully and adequately reflected and reserved against in the 2004 Financial Statements or the Interim Period Financial Statements and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof.

3.9   TAXES

(a)   Each Acquired Company has filed or caused to be filed (on a timely basis) all Tax Returns that are or were required to be filed with respect to it, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. Sellers have delivered or made available to Buyer copies of all such Tax Returns relating to income, payroll, use, and sales taxes since 2002. Except as set forth on Part 3.9 of the Disclosure Schedule, each Acquired Company has paid all Taxes that have or may have become due pursuant to such Tax Returns or otherwise, or pursuant to any assessment received by any Seller or any of the Acquired Companies, except for such Taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided in the 2004 Financial Statements and the Interim Period Financial Statements.

(b)   Part 3.9 of the Disclosure Schedule contains a complete and accurate list of all audits of all Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. Copies of any audit report issued within the last three years relating to Taxes due from or with respect to any Acquired Company have been made available to the Buyer. Except as set forth in Part 3.9 (b) of the Disclosure Schedule, there are no audits or investigations by any taxing authority that have been or currently are in progress and no notice of intent to conduct any audit or investigation has been received. All deficiencies proposed as a result of any audits or investigations have been paid, reserved against, settled, or are being contested in good faith by appropriate proceedings. Part 3.9 (b) of the Disclosure Schedule describes all adjustments to the Tax Returns filed by any of the Acquired Companies or any group of corporations including any of the Acquired Companies for all taxable years since January 1, 2000, and the resulting deficiencies proposed by the applicable tax authority. Except as described in Part 3.9 of the Disclosure Schedule, none of the Acquired Companies (or any consolidated, affiliated, combined or similar group of which an Acquired Company is a member) and no Seller has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of any of the Acquired Companies or for which any of the Acquired

Companies may be liable and no power of attorney with respect to any Tax matter is currently in force.

(c)	The charges, accruals, and reserves with respect to Taxes on the respective books of each Acquired Company are adequate (determined in accordance with GAAP) and are at least equal to such Acquired Company's liability for Taxes. There exists no proposed or unpaid tax assessment against any of the Acquired Companies, except as disclosed in the 2004 Financial Statements or in Part 3.9 of the Disclosure Schedule. All Taxes that any of the Acquired Companies is or was required by any Legal Requirement to withhold or collect have been duly and timely withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

(d)	All Tax Returns filed by (or that include on a consolidated basis) any of the Acquired Companies are true, correct and complete. There is no tax sharing agreement that will require any payment by any of the Acquired Companies after the date of this Agreement.

(e)	No Acquired Company has filed a consent under Code §341(f) concerning collapsible corporations. There is no agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any "excess parachute payment" within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code 162(m) (or any corresponding provision of state, local or foreign Tax law). No Acquired Company has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(f)	Except as set forth on Part 3.9 of the Disclosure Schedule, no Acquired Company has liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(g)	No Acquired Company has agreed to, applied for, or is required to make any adjustments pursuant to Code Section 481(a) or similar provision of state, local or foreign law by reason of a change in accounting method, nor has any knowledge that the IRS has proposed any such adjustment. No Acquired Company has entered into a closing agreement pursuant to Code Section 7121 or similar provision of state, local or foreign law. No Acquired Company has constituted a "distributing corporation" or a "controlled corporation" for purposes of Code Section 355.

## 3.10	NO MATERIAL ADVERSE CHANGE

To the Knowledge of each Seller, since the date of the 2004 Financial Statements, there has not been any Material Adverse Change in the business, operations, properties, prospects, assets, or condition of any Acquired Company, and no event has occurred or circumstance exists that may result in such a Material Adverse Change.

3.11   EMPLOYEE BENEFIT PLANS AND ARRANGEMENTS.

(a)   All Benefit Plans of the Acquired Companies are listed on Part 3.11 of the Disclosure Schedule (the "***Acquired Company Benefit Plans***") and copies of all material documentation relating to the Acquired Company Benefit Plans have been delivered or made available to the Buyer (including copies of written Benefit Plans, written descriptions of oral Benefit Plans, summary plans descriptions, trust agreements, the three most recent annual returns and IRS determination letters).

(b)   Each Acquired Company Benefit Plan, and the administration thereof complies, and has at all times complied, in all material respects with its terms and with the requirements of all applicable Legal Requirements, including ERISA and the Code, and each Acquired Company Benefit Plan intended to qualify under section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under section 501(a) of the Code.

(c)   No Acquired Company Benefit Plan is a "defined benefit plan" within the meaning of section 414(j) of the Code.

(d)   No Acquired Company Benefit Plan is a multiemployer plan within the meaning of section 3(37) of ERISA.

(e)   No direct, contingent or secondary liability has been incurred or is expected to be incurred by the Company under Title IV of ERISA to any party with respect to any Acquired Company Benefit Plan, or with respect to any other Benefits Plan presently or heretofore maintained or contributed to by any ERISA Affiliate.

(f)   Neither the Company nor any ERISA Affiliate has incurred any material liability for any Tax imposed under sections 4971 through 4980E of the Code or civil liability under sections 502(j) or (l) of ERISA.

(g)   No benefit under any Acquired Company Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any of the Contemplated Transactions.

(h)   No Acquired Company Benefit Plan provides health or death benefit coverage beyond the termination of an employee's employment, except as required by Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state Legal Requirements requiring continuation of benefits coverage following termination of employment.

(i)   No suit, actions or other litigation (excluding claims for benefits incurred in the Ordinary Course of Business consistent with past practice of plan activities) have been brought or, threatened against or with respect to any Acquired Company Benefit Plan that could, individually or in the aggregate, have a Material Adverse Effect on any Acquired Company.

(j)   All contributions to Acquired Company Benefit Plans that were required to be made under the Acquired Company Benefit Plans have been made, and all benefits accrued under any Acquired Company Benefit Plan which is underfunded have been paid, accrued or otherwise reserved in accordance with GAAP except with respect to the Salary Continuation Agreements which are not fully funded, and the Company has performed all material obligations required to be performed under all the Acquired Company Benefit Plans.

3.12 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(a)   Except as set forth in Part 3.12 of the Disclosure Schedule, to the Knowledge of each Seller:

(i)   each Acquired Company is, and at all times since the date of its incorporation has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(ii)   no event has occurred or circumstances exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by any Acquired Company of, or a failure on the part of any Acquired Company to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of any Acquired Company to undertake, or to bear all or any portion of the costs of, any remedial action of any nature; and

(iii)   no Acquired Company has received, at any time since January 1, 2000, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of any Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)   Part 3.12 (b) of the Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or to any of the assets owned or used by, any Acquired Company. Each Governmental Authorization listed or required to be listed in Part 3.12 (b) of the Disclosure Schedule is valid and in full force and effect. Except as set forth in Part 3.12 of the Disclosure Schedule, to the Knowledge of each Seller:

(i)   each Acquired Company is, and at all times since January 1, 2000 has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.12 (b) of the Disclosure Schedule;

(ii)   no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.12(b) of the Disclosure Schedule, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.12 (b) of the Disclosure Schedule;

(iii)   no Acquired Company has received, at any time since January 1, 2000, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iv)   all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part 3.12 (b) of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

(c)   To the Knowledge of each Seller, The Governmental Authorizations listed in Part 3.12 (b) of the Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit the Acquired Companies to lawfully conduct and operate their businesses in the manner they currently conduct and operate such businesses and to permit the Acquired Companies to own and use their assets in the manner in which they currently own and use such assets.

3.13   LEGAL PROCEEDINGS; ORDERS

(a)   Except as set forth on Part 3.13 of the Disclosure Schedule, there is no pending Legal Proceeding:

(i)   that has been commenced by or against any of the Acquired Companies or that otherwise relates to or may affect the business of, or any of the assets owned or used by, any of the Acquired Companies; or

(ii)   that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with the Contemplated Transactions or with any of the Contemplated Transactions, and there is no Order that may have such an effect.

To the Knowledge of each Seller, no such Legal Proceeding has been Threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Legal Proceeding. Copies of all pleadings, correspondence, and other documents relating to each Legal Proceeding listed in Part 3.13 of the Disclosure Schedule have been made available to the Buyer. The Legal Proceedings listed in Part 3.13 of the Disclosure Schedule will not have a Material Adverse Effect on the business, operations, assets, condition, or prospects of any of the Acquired Companies.

(b)   Except as set forth in Part 3.13 of the Disclosure Schedule:

    (i)   there is no Order to which any Acquired Company, or any of the assets owned or used by any of the Acquired Companies, is subject;

    (ii)   none of the Sellers is subject to any Order that relates to the business of, or any of the assets owned or used by, any of the Acquired Companies; and

    (iii)   no officer, director, agent, or employee of any of the Acquired Companies is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of any of the Acquired Companies.

(c)   Each Acquired Company is, and at all times since January 1, 2000 has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject.

(d)   No event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject.

(e)   No Acquired Company has received, at any time since January 1, 2000, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is or has been subject.

3.14   ABSENCE OF CERTAIN CHANGES AND EVENTS; ORDINARY COURSE OF BUSINESS

    Except as set forth in Part 3.14 of the Disclosure Schedule and as required under Section 5.8 and Section 5.9, since the date of the 2004 Financial Statements, the Acquired Companies have conducted their businesses only in the Ordinary Course of Business and beyond such Ordinary Course of Business there has not been any:

    (i)   change in any Acquired Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by any Acquired Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

    (ii)   amendment to the Organizational Documents of any Acquired Company;

(iii)   payment or increase by any Acquired Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

(iv)   adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of any Acquired Company

(v)   damage to or destruction or loss of any asset or property of any Acquired Company, whether or not covered by insurance, having a Material Adverse Effect on the properties, assets, business, financial condition, or prospects of the Acquired Companies, taken as a whole;

(vi)   entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to any Acquired Company of at least fifty thousand dollars ($50,000).

(vii)   sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of any Acquired Company or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of any Acquired Company, including the sale, lease, or other disposition of any of the Intellectual Property required to be set forth on Part 3.18 of the Disclosure Schedule;

(viii)   cancellation or waiver of any claims or rights with a value to any Acquired Company in excess of fifty thousand dollars ($50,000);

(ix)   material change in the accounting methods used by any Acquired Company;

(x)   agreement, whether oral or written, by any Acquired Company to do any of the foregoing; or

(xi)   distribution (including by operation of law or otherwise), payment or dividend, whether in cash or other property, to any stockholder of any Acquired Company.

3.15   CONTRACTS; NO DEFAULTS

(a)   Sellers have delivered to Buyer true and complete copies (the "*Section 3.15 Documents*") or a summary list thereof, as deemed acceptable and appropriate by Buyer, of:

(i)   each Applicable Contract that involves performance of services or delivery of goods or materials by one or more Acquired Companies of an amount or value in excess of fifty thousand dollars ($50,000);

(ii)   each Applicable Contract that involves performance of services or delivery of goods or materials to one or more Acquired Companies of an amount or value in excess of fifty thousand dollars ($50,000);

(iii)   each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of one or more Acquired Companies in excess of fifty thousand dollars ($50,000);

(iv)   each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than fifty thousand dollars ($50,000) and with terms of less than one year);

(v)   each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other Intellectual Property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any of the Intellectual Property Assets;

(vi)   each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(vii)   each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Company with any other Person;

(viii)   each Applicable Contract containing covenants that in any way purport to restrict the business activity of any Acquired Company or any Affiliate of an Acquired Company or limit the freedom of any Acquired Company or any Affiliate of an Acquired Company to engage in any line of business or to compete with any Person;

(ix)   each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(x)   each power of attorney that is currently effective and outstanding;

(xi)   each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by any Acquired Company to be responsible for consequential damages;

(xii)   each Applicable Contract for capital expenditures in excess of fifty thousand dollars ($50,000);

(xiii)   each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by any Acquired Company other than in the Ordinary Course of Business; and

(xiv)   each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(b)   With respect to the Section 3.15 Documents, the Sellers have provided to Buyer reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of the Acquired Companies under the Contracts, and the Acquired Companies' office where details relating to the Contracts are located.

(c)   No Seller (and no Related Person of any Seller) has or may acquire any rights under, and no Seller has or may become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, any Acquired Company.

(d)   No officer, director, agent, employee, consultant, or contractor of any Acquired Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of any Acquired Company, or (B) assign to any Acquired Company or to any other Person any rights to any invention, improvement, or discovery.

(e)   Each of the Section 3.15 Documents is in full force and effect and is valid and enforceable in accordance with its terms.

(f)   Each Acquired Company is, and at all times since the date of its incorporation has been, in full compliance with all applicable terms and requirements of each Contract under which such Acquired Company has or had any obligation or liability or by which such Acquired Company or any of the assets owned or used by such Acquired Company is or was bound.

(g)   Each other Person that has or had any obligation or liability under any Contract under which an   Acquired Company has or had any rights is, and at all times since January 1, 2002 has been, in full compliance with all applicable terms and requirements of such Contract.

(h)   To the Knowledge of each Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any Acquired Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract.

(i)   No Acquired Company has given to or received from any other Person, at any time since January 1, 2002, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or   breach of, or default under, any Contract.

(j)   The Contracts relating to the provision of services by the Acquired Companies have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.16   INSURANCE

(a)   The Buyer has received:

(i)   true and complete copies of all policies of insurance to which any of the Acquired Companies is a party or under which any of the Acquired Companies, or any director of any of the Acquired Companies, is covered; and

(ii)   true and complete copies of all pending applications for policies of insurance.

(b)   Part 3.16 of the Disclosure Schedule describes:

(i)   any self-insurance arrangement by or affecting any of the Acquired Companies, including any reserves established thereunder;

(ii)   any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by any of the Acquired Companies; and

(iii)   all obligations of each Acquired Company to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

(c)   Part 3.16 of the Disclosure Schedule sets forth a complete and accurate list of all of the Acquired Companies' insurance carriers. Except as set forth on Part 3.16 of the Disclosure Schedule, neither any Acquired Company, nor any Seller has Knowledge of any such carrier who intends to terminate any insurance issued to any Acquired Company.

(d)   Part 3.16 of the Disclosure Schedule sets forth, by year, for the current policy year and each of the two (2) preceding policy years a summary of the loss experience under each policy and a statement describing each claim under an insurance policy for an amount in excess of fifty thousand dollars ($50,000), which sets forth:

(i)   the name of the claimant;

(ii)   a description of the policy by insurer, type of insurance, and period of coverage; and

(iii)   the amount and a brief description of the claim; and

(iv)   a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(e)   All insurance policies to which any Acquired Company is a party or that provide coverage to any Acquired Company or any director or officer of an Acquired Company:

(i)   are valid, outstanding, and enforceable;

(ii)   are issued by an insurer that is financially sound and reputable;

(iii)   taken together, provide adequate insurance coverage for the assets and the operations of each Acquired Company for all risks normally insured against by a Person carrying on the same business or businesses as each Acquired Company;

(iv)   are sufficient for compliance with all Legal Requirements and Contracts to which any Acquired Company is a party or by which any of them is bound;

(v)   will continue in full force and effect following the consummation of the Contemplated Transactions; and

(vi)   do not provide for any retrospective premium adjustment or other experience-based liability on the part of any of the Acquired Companies.

(f)   No Acquired Company has received (i) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any insurance policy is not willing or able to perform its obligations thereunder.

(g)   Each Acquired Company has paid all premiums due, and have otherwise performed all of their respective obligations, under each insurance policy to which any Acquired Company is a party or that provides coverage to any Acquired Company or director thereof.

(h)   Each Acquired Company has given notice to the insurer of all claims that may be insured thereby.

3.17   ENVIRONMENTAL LAWS

Each Acquired Company and its respective predecessors has complied and is in compliance with all Environmental Laws.

3.18   INTELLECTUAL PROPERTY

(a)   Part 3.18 of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property of any Acquired Company. All patents, trademark or service mark registrations, copyright registrations and applications therefore required to be set forth on Part 3.18 of the Disclosure Schedule are valid, have full force and authority and have been properly maintained and, if applicable, renewed in accordance with the Laws of the relevant jurisdictions. None of the Intellectual Property required to be listed on Part 3.18 of the Disclosure Schedule has been or is now involved in any opposition, invalidation or cancellation proceeding, and no such action is threatened.

(b)   The Acquired Companies own or possess adequate, enforceable and transferable licenses or other rights to use, without payment, all Intellectual Property now used or employed in the Acquired Companies' business, and the Contemplated Transactions will not have a material adverse effect on the rights of the Acquired Companies in the Intellectual Property required to be listed on Part 3.18 of the Disclosure Schedule.

(c)   The right, title and interest of the Acquired Companies in and to the Intellectual Property required to be listed on Part 3.18 of the Disclosure Schedule that are owned by the Acquired Companies are freely assignable and not subject to Encumbrances, licenses or other interests of any other Person (in whole or in part), including any right to royalties or other compensation in connection therewith, and are adequate and sufficient to permit the Acquired Companies to conduct their respective businesses as presently conducted.

(d)   No action is presently planned or pending against any Person to protect or enforce any right or interest of any Acquired Company thereof in and to the Intellectual Property required to be listed on Part 3.18 of the Disclosure Schedule.

(e)   Except as disclosed on Part 3.18 of the Disclosure Schedule, to the Knowledge of each Seller, no other Person has infringed, violated, conflicted or interfered with or is infringing, violating, conflicting with or interfering with, or is engaged in any activity which would constitute a misappropriation of, any of the rights or interest of any Acquired Company in and to any of the Intellectual Property or any Contract rights of any third party, (ii) the rendering by any Acquired Company of its services and uses of the Intellectual Property required to be listed on Part 3.18 of the Disclosure Schedule does not infringe, violate, conflict with or interfere with the patent, copyright, trademark, service mark, trade secret, trade name or other intellectual property or proprietary right of any third party, and (iii) except as disclosed on Part 3.18 of the Disclosure Schedule, no Acquired Company has received any notice or any threat of claim that the Intellectual Property required to be listed on Part 3.18 of the Disclosure Schedule infringes, violates, conflicts with or interferes with any proprietary right of any other Person.

3.19   NO ILLEGAL PAYMENTS

To the Knowledge of each Seller, since January 1, 2002, no Acquired Company or director, officer, agent, or employee of any Acquired Company, or any other Person associated with or acting for or on behalf of any Acquired Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any

Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Acquired Company or any Affiliate of an Acquired Company, or (iv) in violation of any Legal Requirement, (b) established or maintained any fund or asset that has not been recorded in the books and records of such Acquired Company.

3.20 DISCLOSURE

(a)   No representation or warranty of Sellers in this Agreement and no statement in the Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b)   There is no fact known to any Seller that has specific application to any Seller, or any Acquired Company (other than general economic or industry conditions) and that would have a Material Adverse Effect on the assets, business, prospects, financial condition, or results of operations of the Acquired Companies (on a consolidated basis), or is reasonably likely to result in a Material Adverse Effect, that has not been set forth in this Agreement or the Disclosure Schedule.

3.21 RELATIONSHIPS WITH RELATED PERSONS

(a)   **Interest in Properties of Acquired Companies:** Except as set forth in Part 3.21 of the Disclosure Schedule, neither any Seller, nor any Related Person of any Seller or of any Acquired Company has any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Acquired Companies' businesses.

(b)   **Interest in Related or Competing Business**: Except as set forth in Part 3.21 of the Disclosure Schedule, neither any Seller nor any Related Person of any Seller or of any Acquired Company is, owner (of record or as a beneficial owner) of an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with any Acquired Company other than business dealings or transactions conducted in the Ordinary Course of Business with the Acquired Companies at substantially prevailing market prices and on substantially prevailing market terms, or (ii) engaged in competition with any Acquired Company with respect to any line of the products or services of such Acquired Company (a "*Competing Business*") in any market presently served by such Acquired Company, except for less than one percent (1%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market.

(c)   **Dealings with Acquired Companies**: Except as set forth in Part 3.21 of the Disclosure Schedule, neither any Seller or any Related Person of any Seller or of any Acquired Company is a party to any Contract with, or has any claim or right against, any Acquired Company.

3.22   [RESERVED]

3.23   REAL PROPERTY

No Acquired Company owns any real property. Part 3.23 of the Disclosure Schedule lists and describes briefly all real property leased or subleased to any Acquired Company. Each Acquired Company holds good and valid title to or valid leasehold interests in all of the real property used in its business. The Acquired Companies have delivered to the Buyer correct and complete copies of the leases and subleases (as amended to date) required to be listed on Part 3.23 of the Disclosure Schedule. With respect to the real property required to be listed on Part 3.23 of the Disclosure Schedule, (i) each lease or sublease is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms, (ii) no notice has been received by any Acquired Company and no Acquired Company has Knowledge that any party to any lease or sublease is in breach or default or any event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder, and (iii) the Acquired Companies are in possession of all such real property and have not sublet all or any part thereof.

3.24   SECURITIES LAW REPRESENTATIONS

(1) **No Distribution**: Each Seller is acquiring such applicable portion of the IHC Shares for its own account, for investment purposes only and not with a view to a distribution of all or any part thereof (as such term is used in Section 2(11) of the Securities Act) in violation of applicable law. (2) **Securities Unregistered**: Each Seller understands that the IHC Shares have not been registered under the Securities Act or under any other applicable blue sky or state securities law and cannot be sold unless subsequently registered under the Securities Act and other applicable blue sky and state securities law or unless an exemption from such registration is available. (3) **Seller Qualification**: Each Seller (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions contemplated by this Agreement; (ii) has the ability to bear the economic risk of the investment, including a complete loss of the investment; (iii) or one or more of its Trustees is an "accredited investor" within the definition set forth in Rule 501(a) promulgated under the Securities Act; (iv) has had the opportunity to ask questions of, and receive answers from IHC and its management concerning the terms and conditions of the transactions contemplated hereby and to obtain additional information as such Seller has considered necessary to make a determination as to whether to enter into the transaction contemplated hereby; and (v) has been furnished, at a reasonable time prior to the sale of IHC Shares, with IHC's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, IHC's definitive proxy statement filed in connection with IHC's 2005 annual meeting of stockholders, any subsequent periodic report filed by IHC with the Securities and Exchange Commission, and any other information required to be furnished by IHC to such Seller in accordance with Rule 502 of Regulation D promulgated under the Securites Act..

3.25   PREMIUM TRUST ACCOUNTS

Part 3.25 of the Disclosure Schedule sets forth a complete and accurate list of all trust accounts to which any Acquired Company is party. All prior withdrawals of funds by any

Acquired Company or by any Seller from such premium trust accounts were proper and appropriate under the terms of any agreement establishing such trust accounts and describing the permitted withdrawals therefrom. All such trust accounts have sufficient funds to cover premiums due to the respective carriers.

3-A. REPRESENTATIONS AND WARRANTIES OF BUYER

Except as otherwise disclosed in this Agreement, IHC, and Buyer with respect to all of the following except Section 3-A.6 ("IHC Shares"), severally represent and warrant to each of the Sellers, as of the Closing Date, as follows:

1. Existence and Power. Each of IHC and Buyer (i) is a duly organized and validly existing corporation under the laws of the state of its incorporation or organization and (ii) has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

2. Authorization; No Contravention. The execution, delivery and performance by IHC and Buyer of this Agreement and the Contemplated Transactions, in each case: (i) have been duly authorized by all necessary corporate action; (ii) do not contravene the terms of such corporation's Organizational Documents; (iii) do not violate, conflict with or result in any breach or contravention of, or the creation of any lien under, any contractual obligation of the such entity or any requirement of law applicable to such entity, except with respect to certain credit agreement with Bank One, N.A.; and (iv) do not violate any Orders against, or binding upon such entity.

3. Governmental Authorization; Third-Party Consents. No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Body or any other Person, and no lapse of a waiting period under a requirement of law, is necessary or required: (i) in connection with IHC's or Buyer's execution and delivery of this Agreement or performance under this Agreement, except with respect to certain credit agreement with Bank One, N.A; or (ii) for the Sellers to enforce the terms of this Agreement against IHC or Buyer.

4. Binding Effect. This Agreement has been duly executed and delivered, in each case, by IHC and Buyer. This Agreement constitutes the legal, valid and binding obligations of each of IHC and Buyer, respectively, enforceable against each in accordance with its terms.

5. Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by IHC or Buyer in connection with the transactions contemplated by this Agreement.

6. IHC Shares. The IHC Shares are duly authorized and validly issued and are fully paid and nonassessable. Such IHC Shares, when issued at the Closing pursuant to Section 2.2, will be free and clear of any liens, options, charges, restrictions, claims or encumbrances of any nature.

4. COVENANTS OF SELLERS PRIOR TO CLOSING DATE

4.1 ACCESS AND INVESTIGATION

Between the date of this Agreement and the Closing Date, Sellers will, and will cause each Acquired Company and its Representatives to, (a) afford Buyer and its Representatives full and free access to each Acquired Companies' personnel, properties, contracts, books and records, and other documents and data, (b) furnish Buyer with copies of all such Contracts, books and records, and other existing documents and data as Buyer may reasonably request, and (c) furnish Buyer with such additional financial, operating, and other data and information as Buyer may reasonably request.

4.2 OPERATION OF THE BUSINESSES OF THE ACQUIRED COMPANIES

Between the date of this Agreement and the Closing Date, the Sellers will, and will cause each Acquired Company to:

(a) conduct the business of such Acquired Company only in the Ordinary Course of Business;

(b) use their Best Efforts to preserve intact the current business organization of such Acquired Company, keep available the services of the current officers, employees, and agents of such Acquired Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with such Acquired Company;

(c) confer with Buyer concerning operational matters of a material nature; and

(d) otherwise report periodically to Buyer concerning the status of the business, operations, and finances of such Acquired Company.

4.3 NEGATIVE COVENANT

Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, Sellers will not, and will cause each Acquired Company not to, without the prior written consent of Buyer, take any affirmative action, or fail to take any reasonable action within their or its control, as a result of which any of the changes or events listed in Section 3.14 is likely to occur.

4.4 REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, Sellers will, and will cause each Acquired Company to, make any filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions. Between the date of this Agreement and the Closing Date, Sellers will, and will cause each Acquired Company to, (a) cooperate with Buyer with respect to all filings that Buyer elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Buyer in obtaining any Consent required to consummate the Contemplated Transactions.

4.5 [RESERVED]

4.6 PAYMENT OF INDEBTEDNESS BY RELATED PERSONS

Except as expressly provided in this Agreement and except for certain indebtedness set forth on Schedule 4.6, Sellers will cause all indebtedness owed to an Acquired Company by any Seller or any Related Person of any Seller to be paid in full prior to Closing.

4.7 NO NEGOTIATION

Until such time, if any, as this Agreement is terminated pursuant to Section 7, Sellers will not, and will cause each Acquired Company and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of any Acquired Company, or any of the capital stock of any Acquired Company, or any merger, consolidation, business combination, or similar transaction involving any Acquired Company.

4.8 BEST EFFORTS

Between the date of this Agreement and the Closing Date, Sellers will use their Best Efforts to cause the conditions in Sections 5 and 6 to be satisfied.

4.9 TAX MATTERS

Without the prior written consent of Buyer, no Seller shall make, nor cause or permit the Acquired Companies to make, any change or any election, nor shall such parties enter into any agreement, settle any claim or surrender any right, grant a consent, or take any similar action with respect to Taxes if such action would have the effect of increasing the liability of any Acquired Company for any period ending after the Closing Date or decreasing any Tax attribute of any Acquired Company existing on the Closing Date.

5. CONDITIONS PRECEDENT TO BUYER'S OBLIGATION TO CLOSE

Buyer's obligation to purchase the Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

5.1   ACCURACY OF REPRESENTATIONS

All of Sellers' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term "material," or in contain terms such as "Material Adverse Effect" or "Material Adverse Change," in which case such representations and warranties (as so written, including the term "material" or "Material") shall be true and correct in all respects at and as of the Closing Date, as if made on the Closing Date, without giving effect to any supplement to the Disclosure Schedule.

5.2   SELLERS' PERFORMANCE

(a)   All of the covenants and obligations that Sellers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

(b)   Each document required to be delivered pursuant to Section 2.3 must have been delivered, and each of the other covenants and obligations in Section 4 must have been performed and complied with in all respects.

5.3   CONSENTS

Sellers will use their good faith efforts to obtain any Consent required to consummate the Contemplated Transactions prior to the Closing and, for any Consent not obtained prior to the Closing, Sellers and Buyer will cooperate to obtain such Consent following the Closing.

5.4   ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to Buyer:

(a)   a non-foreign affidavit from each Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury regulations issued pursuant to Code Section 1445 stating that such Seller is not a "foreign person" within the meaning of such Code section; and

(b)   resignations as directors of the Company, from Lorraine S. Wood, Christy L. Wood, Karrie T. Muller, and Gladys W. Wood.

5.5   NO PROCEEDINGS

Since the date of this Agreement, there must not have been commenced or Threatened against Acquired Companies, or against any Person affiliated with Acquired Companies, any Legal Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

5.6   NO CLAIM REGARDING STOCK OWNERSHIP OR SALE PROCEEDS

There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, any of the Acquired Companies, or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

5.7   NO PROHIBITION

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Acquired Companies or any person affiliated with Acquired Companies to suffer any Material Adverse Effect under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

5.8   EMPLOYMENT MATTERS

The Salary Continuation Agreements with respect to Scott M. Wood, Stephen A. Wood, and Christy Wood shall have been terminated. New salary continuation agreements for Scott M. Wood and Christy Wood, an employment agreement with Scott M. Wood, and various employment-related agreements with Stephen A. Wood, in forms acceptable to Buyer and each such individual, shall be executed at or before the Closing. IHC shall guarantee that portion of the preceding obligations owed from IAC.

5.9   LIFE INSURANCE

(a)   All split dollar life policies insuring lives of senior management of the Company shall have been terminated with the cash surrender value accumulated as of time of termination returned to the Company, except that the ownership of one certain policy, identified by policy number 4119178, shall be transferred from the Company to Stephen A. Wood, and Stephen A. Wood shall make a promissory note, in a mutually acceptable form, payable to the Company in an amount equal to the cash surrender value accumulated on such tranferred policy as most recently reported by the insurer, without interest. To the extent that there is any repayment obligation that any insured of such split dollar life policies presently has to the Company with respect to any portion of the premium the Company has paid on such policies, such obligation shall be forgiven by the Company.

(b)   The Company shall have cancelled a loan of $300,000 together with interest accrued thereupon taken out by Stephen A. Wood from the Company in connection with a policy loan of like amount taken out by the Company on the life insurance policy, Policy Number 46 217 749, issued upon Stephen A. Wood's life by New York Life and Annuity Corporation.

5.10   SUPPLEMENTAL LISTING

The supplemental listing application with respect to the IHC Shares must have been approved by the New York Stock Exchange.

5.11   BANK CONSENT

Independence Capital Corp., an Affiliate of Buyer, shall have obtained the Consent to the Contemplated Transactions from Bank One, N.A. as required under certain Credit Agreement.

6.   CONDITIONS PRECEDENT TO SELLERS' OBLIGATION TO CLOSE

Sellers' obligations to sell the Shares and/or to take the other actions required to be taken by Sellers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):

6.1   BUYER'S PERFORMANCE

(a)   All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

(b)   Buyer shall have made the cash payments and delivered the IHC Shares required pursuant to Section 2.1.

6.2   NO INJUNCTION

There must not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the sale of the Shares by Sellers to Buyer, and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

6-A   POST-CLOSING COVENANTS

6-A.1 IHC COVENANT

IHC covenants to issue, in the aggregate, 33,333 shares of restricted IHC common stock to such members of the Company's senior management with such restrictions and in such allocations as to be determined by Scott M. Wood.

7.   TERMINATION

7.1   TERMINATION EVENTS

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a)   by either Buyer or Sellers if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived;

(b)   (i)   by Buyer if any of the conditions in Section 5 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (ii) by Sellers, if any of the conditions in Section 6 has not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement) and Sellers have not waived such condition on or before the Closing Date;

(c)   by mutual consent of Buyer and Sellers; or

(d)   by either Buyer or Sellers if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before March 1, 2006, or such later date as the parties may agree upon.

7.2   EFFECT OF TERMINATION

Each party's right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 10.1 and 10.3 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

8.   TAX MATTERS

8.1   INDEMNITY

The Sellers agree, on a joint and several basis, to indemnify and hold harmless the Buyer and the Acquired Companies against the following Taxes and, except as otherwise provided in Section 8.4, against any loss, damage, liability or expense, including reasonable fees for attorneys and other outside consultants, in excess (in the aggregate) of the amount of the Tax Reserve, incurred in contesting or otherwise in connection with any such Taxes: (i) Taxes imposed on the Acquired Companies with respect to taxable periods of such Person ending on or before the Closing Date; (ii) in case of Taxes imposed on the Acquired Companies with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Taxes that is allocable to a partial period ending on the Closing Date; (ii) Taxes imposed on any Acquired Company or any member of any affiliated group with which any of the Acquired Companies file or have filed a Return on a consolidated or combined basis for any taxable year arising prior to or which includes the Closing Date, including liability under Treasury Regulation Section 1.1502-6 (and any similar state or local statute); and (iii) Taxes imposed on the Buyer or the Acquired Companies as a result of any breach of warranty or misrepresentation under Section 3.9.

8.2 CONTESTS

(a) After the Closing, the Buyer shall promptly notify Sellers in writing of any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding of the Buyer or of any of the Acquired Companies which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article 8; provided, however, that a failure to give such notice will not affect the Buyer' right to indemnification under this Article 8 except to the extent, if any, that, but for such failure, the Sellers could have avoided all or a portion of the Tax liability in question.

(b) In the case of an audit or administrative or judicial proceeding that relates to periods (including a partial period) ending on or before the Closing Date, provided that the Sellers acknowledge in writing their liability under this Agreement to hold the Buyer and the Acquired Companies harmless against the full amount of any adjustment which may be made as a result of such audit or proceeding that relates to periods (including a partial period) ending on or before the Closing Date, Sellers shall have the right at their expense to participate in and control (to the extent allowable) the conduct of such audit or proceeding but only to the extent that such audit or proceeding relates solely to a potential adjustment for which the Sellers have acknowledged their liability; the Buyer also may participate in any such audit or proceeding and, if the Sellers do not assume the defense of any such audit or proceeding, the Buyer may defend the same in such manner as it may deem appropriate, including, but not limited to, settling such audit or proceeding after giving five (5) days' prior written notice to Sellers setting forth the terms and conditions of settlement. In the event that issues relating to a potential adjustment for which Sellers have acknowledged its liability are required to be dealt with in the same proceeding as separate issues relating to a potential adjustment for which the Buyer would be liable, the Buyer shall have the right, at its expense, to control the audit or proceeding with respect to the latter issues.

(c) With respect to issues relating to a potential adjustment for which both, on the one hand, the Sellers (as evidenced by their acknowledgment under this Section 8.2) and, on the other hand, the Buyer or any Acquired Company could be liable, (i) each party may participate in the audit or proceeding, and (ii) the audit or proceeding shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods. The principle set forth in the immediately preceding sentence shall govern also for purposes of deciding any issue that must be decided jointly (including, without limitation, choice of judicial forum) in situations in which separate issues are otherwise controlled under this Article 8 by the Buyer and the Sellers .

(d)   Neither the Buyer nor any of the Sellers shall enter into any compromise or agree to settle any claim pursuant to any Tax audit or proceeding which would adversely affect the other party for such year or a subsequent year without the written consent of the other party, which consent may not be unreasonably withheld. The Buyer and Sellers agree to cooperate, and the Buyer agrees to cause the Acquired Companies to cooperate, in the defense against or compromise of any claim in any audit or proceeding.

8.3   TIME OF PAYMENT

Payment by the Sellers of any amounts due under this Article 8 in respect of Taxes shall be made (i) at least three (3) Business Days before the due date of the applicable estimated or final Return required to be filed by the Buyer on which is required to be reported income for a period (including a partial period) ending on or prior to the Closing Date, and (ii) within three (3) Business Days following an agreement between the Sellers and the Buyer that an indemnity amount is payable, an assessment of a Tax by a taxing authority, or a "determination" as defined in Section 1313(a) of the Code. If liability under this Article 8 is in respect of costs or expenses other than Taxes, payment by the Sellers of any amounts due under this Article 8 shall be made within five (5) Business Days after the date when the Sellers has been notified by the Buyer that Sellers have a liability for a determinable amount under this Article 8 and is provided with calculations or other materials supporting such liability.

8.4   COOPERATION AND EXCHANGE OF INFORMATION

The Sellers and the Buyer will, and the Sellers shall cause each Acquired Company to, provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Return, amended Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase any of the Acquired Companies. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities. Sellers shall make their employees, and shall cause each Acquired Company to make their employees, available on a basis mutually convenient to both Sellers , on the one hand, and Buyer, on the other hand, to provide explanations of any documents or information provided hereunder. Each of, on the one hand, Sellers and, on the other hand, the Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Companies for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, and (ii) six years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 8.4 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

8.5   CONVEYANCE TAXES

Sellers shall be liable for and shall hold the Buyer harmless against any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the Contemplated Transactions, and shall file, at their own expense, such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure and shall, in any event, file all necessary Tax Returns and other documentation required to be filed with respect to such Taxes. The Buyer shall, if required by applicable law, execute and deliver all instruments and certificates necessary to enable Sellers to comply with the foregoing.

9.   INDEMNIFICATION; REMEDIES

9.1   SURVIVAL; RIGHT TO INDEMNIFICATION NOT AFFECTED BY KNOWLEDGE

All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedule, the certificates delivered pursuant to Section 2.3, and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

9.2   INDEMNIFICATION AND PAYMENT OF DAMAGES BY SELLERS

Subject to the limitations set forth in Section 9.3, Sellers jointly and severally (the "***Indemnifying Persons***"), will indemnify and hold harmless Buyer, the Acquired Companies, and their respective Representatives, stockholders, controlling persons, and Affiliates (collectively, the "***Indemnified Persons***") for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim, (collectively, "***Damages***"), arising in connection with:

(a)   any Breach of any representation or warranty made by Sellers in this Agreement, the Disclosure Schedule, or any other certificate or document delivered by Sellers pursuant to this Agreement; and

(b)   any Breach by any Seller of any covenant or obligation of such Person in this Agreement.

The remedies provided in this Section 9.2 will not be exclusive of or limit any other remedies that may be available to Buyer or the other Indemnified Persons.

9.3   LIMITATIONS

(a)   **Exceptions to Limitations**: Any limitation set forth in this Section 9.3 shall not apply and be of no effect with respect to: (i) any claim for indemnification or reimbursement or obligation arising under this Agreement in connection with Sections 3.2 ("Authority; No Conflict"), 3.3 ("Capitalization"), 3.6 ("Title to Assets"), 3.9 ("Taxes"), 3.11 ("Employee Benefits Plans and Arrangements") to the extent such claim or obligation relates to liabilities under ERISA or to the Salary Continuation Agreements; (ii) any indemnification obligation of any Seller arising under this Agreement arising out of the fraud or intentional misrepresentation of the Sellers.

(b)   **Threshold**: The Sellers shall have no liability (for indemnification or otherwise) with respect to matters set forth in Section 9.2 until the total of all Damages with respect to such matters exceeds one hundred fifty thousand dollars ($150,000);

(c)   **Indemnity Cap**: Notwithstanding any provision in this Agreement to the contrary, the aggregate liability of a Seller arising under Section 9.2 shall be be limited to, and shall not exceed one million five hundred thousand dollars ($1,500,000). Any IHC Shares deposited in the escrow described in Section 2.3 (c) that are transferred to Buyer to satisfy any Seller obligation under this Article 9 shall be valued at the market value of such Shares as of the date of transfer. Any increase or decrease in the value of the IHC Shares shall not increase or decrease the dollar amount of the indemnity cap provided by this Section 9.3 (c).

(d)   **Expiration**: Following the date that is eighteen (18) months after the Closing Date, Sellers will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to or as of the Closing Date.

9.4   ESCROW; BUYER'S RIGHT TO SET OFF.

Upon notice to Sellers specifying in reasonable detail the basis for such set-off, Buyer may set off any amount to which it may be entitled under this Article 9 against amounts otherwise payable to Sellers or may give notice of a Claim in such amount under the Escrow Agreement. The exercise of such right of set-off by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under the applicable Contracts between Buyer and Sellers. Neither the exercise of nor the failure to exercise such right of set-off or to give a notice of a Claim under the Escrow Agreement will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to them.

9.5   NO CONTRIBUTION

The Indemnifying Persons shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Indemnified Persons in connection with any indemnification obligation or any other liability to which such Indemnifying Persons may become subject under or in connection with this Agreement and the Contemplated Transactions.

9.6 PROCEDURE —THIRD PARTY CLAIMS

(a)   Promptly after receipt by an Indemnified Person under Section 9.2 of notice of the commencement of any Legal Proceeding against it, such Indemnfied Person will, if a claim is to be made against an Indemnifying Person under such Section 9.2, give notice to the Indemnifying Person of the commencement of such claim, but the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnfied Person, except to the extent that the Indemnifying Person demonstrates that the defense of such action is prejudiced by the Indemnifying Person's failure to give such notice.

(b)   If any Legal Proceeding referred to in Section 9.6(a) is brought against an Indemnfied Person and it gives notice to the Indemnifying Person of the commencement of such Legal Proceeding, the Indemnifying Person will be entitled to participate in such Legal Proceeding and, to the extent that it wishes (unless (i) the Indemnifying Person is also a party to such Legal Proceeding and the Indemnfied Person determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnfied Person of its financial capacity to defend such Legal Proceeding and provide indemnification with respect to such Legal Proceeding), to assume the defense of such Legal Proceeding with counsel satisfactory to the Indemnfied Person and, after notice from the Indemnifying Person to the Indemnfied Person of its election to assume the defense of such Legal Proceeding, the Indemnifying Person will not, as long as it diligently conducts such defense, be liable to the Indemnfied Person under this Article 9 for any fees of other counsel or any other expenses with respect to the defense of such Legal Proceeding, in each case subsequently incurred by the Indemnfied Person in connection with the defense of such Legal Proceeding, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Legal Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Legal Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the Indemnifying Person without the Indemnfied Person's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnfied Person, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (iii) the Indemnfied Person will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an Indemnifying Person of the commencement of any Legal Proceeding and the Indemnifying Person does not, within ten (10) days after the Indemnfied Person's notice is given, give notice to the Indemnfied Person of its election to assume the defense of such Legal Proceeding, the Indemnifying Person will be bound by any determination made in such Legal Proceeding or any compromise or settlement effected by the Indemnfied Person.

(c)   Notwithstanding the foregoing, if an Indemnfied Person determines in good faith that there is a reasonable probability that a Legal Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnfied Person may, by notice to the

Indemnifying Person, assume the exclusive right to defend, compromise, or settle such Legal Proceeding, but the Indemnifying Person will not be bound by any determination of a Legal Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

(d) Sellers hereby consent to the non-exclusive jurisdiction of any court in which a Legal Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Legal Proceeding or the matters alleged therein, and agree that process may be served on Sellers with respect to such a claim anywhere in the world.

9.7 PROCEDURE–OTHER CLAIMS

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

9.8 SHAREHOLDERS' REPRESENATIVE

(a) The Sellers hereby appoint the Shareholders' Representative as their agent and attorney-in-fact to act for and on behalf of each of the Sellers, with authority under the scope of this Agreement and the Esrow Agreement to give and receive notices and communications, to authorize delivery of cash or securities from the Escrow Fund in satisfaction of claims by Indemnified Persons, to object to such deliveries, to agree to, negotiate and enter into settlements and compromises of, and comply with orders and decrees with respect to such claims, and to take all actions necessary or appropriate in the judgment of such representative for the accomplishment of the foregoing, all in accordance with the terms and conditions of this Agreement and the Escrow Agreement. A decision, act, consent or instruction of the Shareholders' Representative consistent with the foregoing authority shall constitute a decision of all the Sellers and shall be final, binding and conclusive upon each of the Sellers. Without limiting the generality of the foregoing, the Shareholders' Representative shall have full power and authority, on behalf of all the Sellers and their successors, to interpret all the terms and provisions of this Agreement, to dispute or fail to dispute any claim of indemnifiable Damages against the Escrow Fund made by an Indemnified Person, to negotiate and compromise any dispute which may arise under this Agreement, to sign any releases or other documents with respect to any such dispute, and to authorize delivery of cash or securities from the Escrow Fund pursuant to the terms of the Escrow Agreement or any other payments to be made with respect thereto.

(b) The Shareholders' Representative, or any successor hereafter appointed, may resign and shall be discharged of his duties hereunder upon the appointment of a successor Shareholders' Representative as hereinafter provided. In case of such resignation, or in the event of the death or inability to act of the Shareholders' Representative, a successor shall be named from among the Sellers or their designated representatives by a majority in interest of the voting Shares held immediately prior to the Closing. Each such successor Shareholders' Representative shall have all the power, authority, rights and privileges hereby conferred upon the original Shareholders' Representative, and the term "Shareholders' Representative" as used herein shall be deemed to include such successor Shareholders' Representative.

(c)   The Shareholders' Representative shall not be liable to any Seller for any act done or omitted hereunder as Shareholders' Representative while acting in good faith, absent gross negligence. The Sellers shall severally indemnify the Shareholders' Representative and hold the Shareholders' Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of such Shareholders' Representative and arising out of or in connection with the acceptance or administration of such Shareholders' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by such Shareholders' Representative.

(d)   The Shareholders' Representative shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument or other writing delivered to it hereunder without being required to investigate the validity, accuracy or content thereof nor shall the Shareholders' Representative be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Shareholders' Representative may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Shareholders' Representative based on such advice, the Shareholders' Representative shall not be liable to Seller.

10.   GENERAL PROVISIONS

10.1   EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants, provided, however, that the parties agree that the Company may pay all or part of such fees and expenses incurred by Sellers. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

10.2   PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer determine. Unless consented to by Buyer in advance or required by Legal Requirements, prior to the Closing, Sellers shall, and shall cause the Acquired Companies to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person. Sellers and Buyer will consult with each other concerning the means by which the Acquired Companies' employees, customers, and suppliers and others having dealings with the Acquired Companies will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.

10.3   NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Sellers:	Scott M. Wood, individually and as a Trustee on behalf of certain shareholders listed on <u>Schedule 2.1</u>
	2101 W. Peoria Ave., Suite 100
	Phoenix, AZ 85029
	Telephone No.: (602)906-6221 Telecopier No.: (602)906-6377
	&
	Stephen A. Wood, individually and as a Trustee on behalf of certain shareholders listed on Schedule 2.1
	2101 W. Peoria Ave., Suite 100
	Phoenix, AZ 85029
	Telephone No.: (602) 906-6211 Telecopier No.: (602)906-6377
Buyer:	IAC Holding Corp.
	&
	Independence Holding Company
	485 Madison Avenue – 14th Floor New York, New York 10022 Attention: Mr. David T. Kettig Telephone No.: (212) 355-4141 x3047 Telecopier No.: (212) 758-3376

10.4   JURISDICTION; SERVICE OF PROCESS

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the

State of Arizona, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

10.5   FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

10.6   WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

10.7   ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

10.8   ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, except that Buyer may assign any of theirs rights under this Agreement to any one or more Affiliates of Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

10.9 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.10 SECTION HEADINGS, CONSTRUCTION

The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

10.11 TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.12 GOVERNING LAW

This Agreement will be governed by the laws of the State of Arizona without regard to conflicts of laws principles.

10.13 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10.14 INCORPORATION BY REFERENCE

All exhibits, schedules, and parts of Disclosure Schedule are incorporated by reference into, and are part of, this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Independence Holding Company,

a Delaware corporation

By: /s/ David T. Kettig
Name: David T. Kettig
Title: SVP

IAC Holding Corp.,
a Delaware corporation

By: /s/ David T. Kettig
Name: David T. Kettig
Title: SVP

SAW TRUST I, dated November 1, 1986, as amended,

By: /s/ Stephen A. Wood
Name: Stephen A. Wood
Title: Trustee

SAW TRUST, dated April 1, 1991

By: /s/ Scott M. Wood
Name: Scott M. Wood
Title: Trustee

SLW TRUST II, dated October 1, 1990,

By: /s/ Scott M. Wood
Name: Scott M. Wood
Title: Trustee

SLW TRUST III, dated January 1, 1998,

By: /s/ Scott M. Wood
Name: Scott M. Wood
Title: Trustee

SAW TRUST II, dated January 1, 2000,

By: /s/ Stephen A. Wood
Name: Stephen A. Wood
Title: Trustee

[Signature page to Stock Purchase Agreement]

STATE OF ARIZONA   )
) ss.
County of Maricopa   )

 On January 23, 2006, *Stephen A. Wood and Scott Wood,* known to me to be the persons whose names are subscribed to the within instrument, personally appeared before me and acknowledged that they executed the same for the purposes contained therein.

 Given under my hand and seal on January 23, 2006.


/s/ Lainie Lauermann
Notary Public

Christy H. Wood, Witness

My Commission Expires:

8/25/2009